Via Edgar and U.S. Mail

November 16, 2012

Mr. David R. Humphrey
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549

Re:	Kirby Corporation
Form 10-K for the Fiscal Year ended December 31, 2011
Filed February 28, 2012
File No. 001-07615

Dear Mr. Humphrey:

We have received your comment letter dated November 9, 2012 on our 2011 Form 10-K and below are our responses to your comments.   Set forth below in italics is the comment made by the staff in your letter followed by our response.

Form 10-K for the Fiscal Year Ended December 31, 2011

 Item 7. Management’s Discussion and Analysis
Financial Condition, Capital Resources and Liquidity, page 49
Contractual Obligations, page 57

1.
As noted in SEC Release 33-9144, the table of contractual obligations permits flexibility in the ways registrants can present information about their contractual obligations and commitments in the table. Notwithstanding this flexibility, we believe that registrants should provide, in the table or footnotes to the table information necessary for an understanding of the timing and amount of expected pension contributions. Some registrants elect to present only their estimated contribution for the next fiscal year, some elect to present only the future minimum statutory funding requirements over a number of years and some present all expected contributions, required and voluntary. On an ongoing basis, please provide such information in a manner that is clear, understandable and suitable to your business. In view of the uncertainties that can affect your determination, you may also need to disclose the factors that could affect your estimates.

We confirm that this will be addressed in future filings.

2.
As a related matter, reference is made to your discussion of your retirement plans on page 52. We note your representation that 97% of the pension plan’s ABO was funded at December 31, 2011. We also note your references to the discount rate and the long-term rate of return on plan assets (7.5% in 2011 and 2010). As you reduced your assumed discount rate in fiscal 2011, on an ongoing basis we believe that you should disclose this fact and the potential impact of this change upon your benefit obligation and upon the funded percentage of the ABO. Alternatively, we would not object if you disclosed this information in a related Critical Account Policy note in MD&A.

We confirm that this will be addressed in future filings.

In connection with responding to the staff’s comments, we acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me at 713-435-1000 if you have any questions.

Sincerely,

/s/ David W. Grzebinski
David W. Grzebinski
Executive Vice President and Chief Financial Officer

cc: Joseph H. Pyne – Chairman and Chief Executive Officer